Supplement to Prospectus dated October 2, 2007
Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-145820
October 3, 2007

October 4, 2007

To Holders Of Common Stock Of East Penn Financial Corporation:

PLEASE READ CAREFULLY!
THE EXCHANGE AGENT MUST RECEIVE YOUR ELECTION BEFORE 5:00 P.M.,
PREVAILING TIME, ON NOVEMBER 2, 2007
OR YOU MAY LOSE RIGHTS TO ELECT BETWEEN HARLEYSVILLE STOCK AND CASH

      As a result of the pending merger between Harleysville National Corporation and East Penn Financial Corporation, each share of East Penn common stock will be converted into the right to receive either shares of Harleysville common stock or cash, subject to the election, allocation and proration procedures set forth in the Merger Agreement dated May 15, 2007, by and among, Harleysville and East Penn, as amended, (the "Merger Agreement").

      Enclosed, for your use and information, are copies of an Election Form and Letter of Transmittal with accompanying instructions which should be used to surrender shares of East Penn common stock and to elect the form of consideration you would prefer to receive in exchange for your East Penn shares.

      American Stock Transfer and Trust Company (“AST”) has been designated as the Exchange Agent.

      Morrow & Co., Inc. has been appointed as Information Agent for this transaction. The Information Agent is able to answer any questions you may have regarding your exchange of shares and can assist you in completing your Election Form and Letter of Transmittal. Please direct such questions directly to Morrow & Co. at 1-800-449-0910. Additional copies of the Election Form and Letter of Transmittal can be obtained from Morrow & Co., Inc. 470 West Ave, 3rd Floor, Stamford, CT 06902.

      BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES AND NOMINEES, who no longer hold shares on behalf of the beneficial owners, please forward these materials to the persons or entities presently holding East Penn common stock in their own names.

      Brokers may FAX the Guarantee of Delivery only if it is properly completed. Fax to (718) 234-5001. The Guarantee of Delivery form is on page 7 of this document.

      The Election Form and Letter of Transmittal along with East Penn certificates are required to be delivered to AST by 5:00 P.M., Prevailing Time on November 2, 2007. For brokers, dealers, etc. using guaranteed delivery, certificates must be delivered prior to 5:00 p.m., Prevailing Time on November 2, 2007. Elections by East Penn’s 401(k) plan participants must be received no later than October 31, 2007.

      In the event an Election Form is not submitted timely to AST, you will be deemed to have made no election, and your East Penn shares will be treated as “no election shares” and will receive the allocation required under the Merger Agreement.

      Please give this matter your prompt attention.

Sincerely,

Paul D. Geraghty
President and Chief Executive Officer

Harleysville National Corporation has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Harleysville has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Harleysville will arrange to send you the prospectus if you request it by calling toll-free 1-800-423-3955, Extension 62305. You may also request these documents by e-mail addressed to Harleysville at lchemnitz@hncbank. These documents are also available by accessing Harleysville’s website at http://www.hncbank.com and clicking “Investor Information,” then clicking “Documents,” and clicking the most recent Registration Statement under “Other Filings.”

THIS IS NOT A PROXY.
FORM OF ELECTION
ELECTION AND DESCRIPTION OF EAST PENN FINANCIAL SHARES ENCLOSED
(Attach additional sheets if necessary)

ELECTION OPTIONS (MARK ONLY ONE BOX)

☐ Exchange ALL of my East Penn shares‡ for Harleysville common stock.*

☐ Exchange ALL of my East Penn shares‡ for cash.*

☐ Exchange__________** of my East Penn shares‡ for cash, and exchange the balance of my East Penn shares for shares of Harleysville common stock.*

* Subject to proration and allocation, as described in the merger agreement.
** Enter the number of shares in the space provided.
‡ Your election MUST include all East Penn shares held in this account, both certificated and book-entry shares.

THE ELECTION DEADLINE IS NOVEMBER 2, 2007 AT 5:00 P.M. PREVAILING TIME
(SEE INSTRUCTIONS)

IMPORTANT: IF YOU DO NOT SELECT AN OPTION OR IF YOU SELECT MORE THAN ONE OPTION, YOUR SHARES SHALL BE DESIGNATED NO-ELECTION SHARES. IN ADDITION, YOUR ELECTION IS SUBJECT TO THE PRORATION AND ALLOCATION PROCEDURES SET FORTH IN THE MERGER AGREEMENT.

_____________

The undersigned represents that I (we) have full authority to surrender without restriction the certificate(s) for exchange. You are hereby authorized and instructed to prepare in the name of and deliver to the address indicated below (unless otherwise instructed in the boxes on the following page) a certificate (or, if Harleysville elects, an agent’s message by the Exchange Agent confirming book-entry registration) representing shares of Harleysville common stock and/or a check representing a cash payment for shares tendered pursuant to this Election Form/Letter of Transmittal.

Pursuant to the merger of East Penn with and into Harleysville, the undersigned encloses herewith and surrenders the following certificate(s) representing shares of East Penn common stock (See Instructions):

Name and Address of Registered Holder(s)	Indicate Certificate	Number of Shares represented by the
(If blank, please fill in exactly as names(s) appear(s) on certificate(s)	Number(s)	Certificate or Covered by a
or book-entry account)		Notice of Guaranteed Delivery

Total Shares Delivered

THE INSTRUCTIONS CONTAINED WITHIN THIS FORM OF ELECTION SHOULD BE READ CAREFULLY BEFORE
IT IS COMPLETED.

SPECIAL PAYMENT INSTRUCTIONS	SPECIAL DELIVERY INSTRUCTIONS
(SEE INSTRUCTIONS 8, 10 AND 11)

To be completed ONLY if any check and/or any HARLEYSVILLE common stock are to be issued in the name of and sent to someone other than the names appearing on the East Penn share certificates.

Issue checks and/or shares certificates or confirmation of book-entry registration to:

To be completed ONLY if any check and/or any HARLEYSVILLE common stock issued in the name of the undersigned are to be sent to someone other than the undersigned or to an address OTHER than that shown above.

Mail checks and/or shares certificates or confirmation of book-entry registration to:

Name	Name
(Please Print)	(Please Print)

Address	Address

(Include Zip Code)	(Include Zip Code)

PLEASE RETURN THE COMPLETED FORM OF ELECTION TO

AS INSTRUCTED BELOW:

By Mail or Overnight Courier:	By Hand:
American Stock Transfer & Trust Company	American Stock Transfer & Trust Company
Operations Center	Attn: Reorganization Department
Attn: Reorganization Department	59 Maiden Lane
6201 15th Avenue	Concourse Level
Brooklyn, NY 11219	New York, NY 10038

For information and assistance in completing your election form, please contact the information agent,

Morrow & Co., Inc.
470 West Ave, 3rd Floor
Stamford, CT 06902
TOLL FREE: (800) 449-0910

THE ELECTION

     The financial and tax consequences of the merger to you will depend on the value and character of the consideration you receive in exchange for your shares of East Penn common stock.

     An election form will be valid only if properly completed and only if accompanied by one or more certificates representing all of the East Penn common shares covered by the election form or by using the guaranteed delivery procedures described in Instruction 12. In the event an election form is not properly completed or if the election form has not been timely submitted to the exchange agent, the shares will be deemed to be "no-election shares." In addition, your election is subject to the proration and allocation procedures set forth in the Merger Agreement.

     Shareholders may revoke their election at any time so long as the revocation is received in writing by the exchange agent at or prior to the election deadline. In the event an election form is revoked without an accompanying form of election, the common shares of East Penn represented by the election form will become "no-election shares," and Harleysville will cause the certificates representing common shares of East Penn to be promptly returned without charge to the person submitting the election form. The shareholder may then submit a new election form, as long as the form is received by the exchange agent prior to the election deadline. Otherwise, shareholders will receive Harleysville common stock based on the allocation procedures set forth in the Merger Agreement, as described below. If the revocation is accompanied by a new election form, the exchange agent will accept the new election form and follow the instructions on the new form with respect to the previously delivered shares.

     Shareholders may also change their form of election at any time so long as any change in election is received in writing by the exchange agent at or prior to the election deadline. In the event shareholders decide to change their election, and a subsequent form of election is not properly completed and timely submitted to the exchange agent, shareholders will be deemed to have chosen the merger consideration provided for in their original form of election. If shareholders decide to change their election, and subsequently submit a properly completed form of election to the exchange agent prior to the election deadline, the shareholders will be deemed to have elected the merger consideration chosen in the subsequent form of election.

     IN ORDER FOR AN ELECTION TO BE EFFECTIVE, THIS ELECTION FORM, ACCOMPANIED BY ALL THE CERTIFICATES EVIDENCING COMMON SHARES OF EAST PENN COVERED BY THIS ELECTION FORM THAT YOU HOLD OR CONFIRMATION OF TRANSFER OF THE SHARES BY BOOK-ENTRY PROCEDURE (OR, IN EITHER CASE, WHERE NECESSARY, A NOTICE OF GUARANTEED DELIVERY OR AN AFFIDAVIT OF LOSS) MUST BE RECEIVED BY THE EXCHANGE AGENT NO LATER THAN 5:00 P.M., PREVAIILNG TIME, ON THE ELECTION DEADLINE OF FRIDAY, NOVEMBER 2, 2007.

     IF YOU HAVE ANY QUESTIONS REGARDING THIS ELECTION FORM OR THE ACCOMPANYING INSTRUCTIONS, CALL THE INFORMATION AGENT TOLL-FREE AT 800-449-0910.

******

LETTER OF TRANSMITTAL

Ladies and Gentlemen:

     Unless otherwise indicated under Special Payment Instructions and/or Special Delivery Instructions above, please issue any shares of Harleysville common stock in my name and make any check for cash (including cash in lieu of fractional shares of Harleysville common stock) payable to me. Similarly, unless otherwise indicated under Special Delivery Instructions above, please send any check and any certificates for shares of Harleysville common stock or confirmation of book-entry registration to me at the address shown on this election form.

     I submit this form of election in connection with an election described under "What You Will Receive" in the proxy statement/prospectus of East Penn Financial dated October 2, 2007. The election is provided for in, and is governed by, the Merger Agreement, pursuant to which East Penn will be merged with and into Harleysville.

     I understand that upon the effective date of the merger described in the proxy statement/prospectus, each issued and outstanding share of common stock, par value $0.625 per share, of East Penn (“East Penn Stock”) will be converted into the right to receive, at the election of the holder as provided in and subject to the allocation and other provisions outlined in the Merger Agreement, either (x) cash in an amount determined according to the Merger Agreement (the "Per Share Cash Consideration"), or (y) validly issued, fully paid and non-assessable shares of Harleysville Common Stock, par value $1.00, in an amount determined according to the Merger Agreement (the "Harleysville Common Stock") (the "Per Share Stock Consideration"). Collectively, the Per Share Cash Consideration and the Per Share Stock Consideration, as adjusted pursuant to the Merger Agreement, paid for all issued and outstanding shares of East Penn Stock, are referred to as the “Merger Consideration.”

     I also understand that in connection with the merger, as provided in the Merger Agreement, my election may be limited or changed by the allocation and proration criteria set forth in the Merger Agreement regarding the number of outstanding East Penn common stock that will be exchanged for Harleysville common stock. It may also be affected by (i) failure by one or more holders of East Penn stock options to accept the cash-out payment provided in the Merger Agreement, (ii) the amounts, if any, that may be payable in cash by Harleysville to holders of dissenting East Penn shares, and (iii) provisions in the Merger Agreement limiting the amount of Cash Consideration as a proportion of the total Merger Consideration. Therefore, the actual allocation of cash and shares of Harleysville common stock I receive will depend on the elections of other East Penn shareholders and stock option holders and may be different from what I elect.

     No fractional shares of Harleysville common stock will be issued to East Penn shareholders in connection with the merger. East Penn shareholders who otherwise are entitled to receive a fractional share of Harleysville common stock will, instead, receive cash.

     Harleysville common stock that will be issued in connection with your election will be issued in book-entry form known as Direct Registration. You will receive a statement showing the shares credited to your Harleysville shareholder account. At that time, if your prefer to hold a physical certificate, you will have opportunity to make your request to American Stock Transfer & Trust Company.

     I REPRESENT AND WARRANT THAT I HAVE RECEIVED THE PROXY STATEMENT/PROSPECTUS. I further agree that all elections, instructions and orders in this election form are subject to the terms and conditions of the Merger Agreement, the proxy statement/prospectus and the instructions applicable to this election form. I also represent and warrant that I have full authority to make all the elections and give the representations, certifications and instructions contained in this election form. My signature below is authorization to the exchange agent to follow all elections and to rely upon all representations, certifications and instructions contained in this election form. All authority conferred or agreed to be conferred in this Form of Election shall survive my death or incapacity and shall be binding upon my heirs, personal representatives and assigns. If I have changed in writing any previous election and have submitted a new election form, I authorize the exchange agent to follow the instructions provided by me in the election form bearing the latest date prior to the election deadline so long as the date is after the date of the last change of election.

     I hereby irrevocably appoint, authorize and instruct the exchange agent, as my agent, to effect the exchange pursuant to the Merger Agreement and the instructions hereto. I authorize and instruct the exchange agent, as my agent, to deliver the enclosed certificates (or the confirmation of transfer of the shares by book-entry procedure) and to receive on my behalf, in exchange for the common shares of East Penn represented by the certificates (or confirmation of delivery), any check or any certificate(s) (or confirmation of book-entry registration) for Harleysville common stock issuable to me. Furthermore, I authorize the exchange agent to follow any Election and to rely upon all representations, certifications and instructions contained in this Form of Election.

Signature(s)
	SIGN HERE	Ö

	SIGN HERE	Ö

(Must be signed by registered holder(s), exactly as name(s) appear(s) on share certificate(s) or by person(s) authorized to become registered holder(s). If signing is by trustee, executor, administrator, guardian, officer of a corporation, attorney-in-fact or other person acting in a representative or fiduciary capacity, please include full title.)

Harleysville National Corporation has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Harleysville has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Harleysville will arrange to send you the prospectus if you request it by calling toll-free 1-800-423-3955, Extension 62305. You may also request these documents by e-mail addressed to Harleysville at lchemnitz@hncbank. These documents are also available by accessing Harleysville’s website at http://www.hncbank.com and clicking “Investor Information,” then clicking “Documents,” and clicking the most recent Registration Statement under “Other Filings.”

SIGNATURE GUARANTEE
(SEE INSTRUCTION 7)

(In the event that the check and/or certificates representing shares of Harleysville common stock is to be issued in exactly the name of the record holder(s) of the common shares of East Penn, no guarantee of the Signature on this Form of Election is required.)

If you have completed either the "Special Payments Instructions" box or, the “Special Delivery Instructions" box or the "Guarantee of Delivery" box, you must have your signature(s) medallion guaranteed by an eligible institution, i.e., a member firm of a registered national securities exchange, a member of the NASD, Inc. or a commercial bank or trust company in the United States.

(Name of Guarantor)

(Signature(s) Guaranteed)

(Date)

Apply Signature Medallion:

GUARANTEE OF DELIVERY
(TO BE USED ONLY AS TO CERTIFICATES NOT TRANSMITTED HEREWITH)
(SEE INSTRUCTION 12)

The undersigned (check applicable box),

☐	a member of a registered national securities exchange,

☐	a member of the National Association of Securities Dealers, Inc., or

☐	a commercial bank or trust company in the United States,

Guarantees to deliver to American Stock Transfer and Trust Company, the exchange agent, either all of the certificate(s) for common shares of East Penn to which this Form of Election relates, or those certificates identified below, duly endorsed in blank or otherwise in the form acceptable for transfer on the books of East Penn, no later than 5:00 P.M., Prevailing Time, on Friday, November 2, 2007.

Certificate No.	Shares Represented by Each Certificate

(FIRM - Please Print)

(Authorized Signature)

(Address)

(Daytime Area Code and Telephone Number)

(Dated)

     INSTRUCTIONS FOR ELECTION

     This form of election is to be completed by each holder of common shares of East Penn Financial Corporation and submitted, together with all other documents required by this letter, to the exchange agent on or prior to 5:00 P.M., Prevailing Time on Friday, November 2, 2007. Delivery of documents to the book-entry transfer facility does not constitute delivery to the exchange agent.

     1.Time in Which to Elect. To be effective, an election on this form or on a photocopy of it accompanied by the above-described certificate(s) evidencing common shares of East Penn (or, where necessary, a notice of guaranteed delivery or affidavit of loss) must be received by the exchange agent no later than 5:00 p.m. Prevailing Time on November 2, 2007. (If your shares are held in uncertificated form, you need only submit the form of election, or follow any instructions provided by your broker.) Shares of persons whose election forms (and, if their shares are certificated, the certificate(s) evidencing common shares of East Penn) are not timely received in accordance with this instruction (assuming such persons have not used the guaranteed delivery procedures below) will be deemed to be no-election shares.

     2.Change of Election and Revocation.An election may be revoked or changed only by written notice received by the exchange agent no later than the election deadline. If an election is revoked, the certificate(s) for common shares of East Penn surrendered with the related election form, or transferred by book-entry procedure, shall be promptly returned to you, and unless you have submitted a new election form, you will be deemed to have elected no-election shares. If you desire to change an election, you may simultaneously change any previously submitted election and submit a new election, so long as the written change of election and the new form of election are received by the exchange agent by 5:00 p.m. Prevailing Time on November 2, 2007.

     3.Termination of Right to Elect.All elections will be void and of no effect if the merger is not consummated or is abandoned, and promptly after any termination of the merger agreement, the enclosed share certificate(s) shall be returned to you.

     4.Partial Elections. Record holders of common shares of East Penn may elect to make an election with respect to all or a portion of the East Penn common shares. The election will be deemed to have been made with respect to all common shares of East Penn evidenced by the certificate(s) submitted (or transferred electronically through a book-entry-procedure) unless otherwise indicated. The common shares of East Penn evidenced by certificate(s) submitted as to which an election is not made will be deemed to be no-election shares.

     5.Election by Nominees. Any broker or other custodian, nominee or fiduciary holding a certificate evidencing common shares of East Penn owned by more than one beneficial owner may submit separate election forms for separate beneficial owners.

     6.Execution and Delivery.This election form must be properly filled in and signed and must be received, together with share certificates evidencing common shares of East Penn as to which the election is made, by the exchange agent at the address set forth above. (If your shares are held in uncertificated form, you need only submit the form of election, or follow any instructions provided by your broker. See Instruction 12 for guaranteed delivery.) The method of delivery of all documents is at the option and risk of the holder of East Penn common shares. If delivery is by mail, the use of registered mail, with return receipt requested, properly insured, is strongly recommended. A return envelope is enclosed. We suggest that this Form of Election be hand delivered or mailed to the exchange agent as soon as possible. Delivery of the documents will be deemed effective, and risk of loss and title with respect thereto will pass, only when materials are actually received by the exchange agent.

NEITHER HARLEYSVILLE NOR THE EXCHANGE AGENT HAS ANY OBLIGATION TO NOTIFY ANY PERSON OF ANY DEFECT IN AN ELECTION FORM SUBMITTED BY THE PERSON.

     7.Signatures. The signature (or signatures, in the case of certificates owned by two or more holders) on the election form should correspond exactly with the name, as written on the face of the stock certificate(s) submitted, unless the common shares of East Penn described on the election form have been assigned by the registered holder(s). In the event of an assignment, the election form should be signed in exactly the same form as the name of the last transferee indicated on the transfers attached to or endorsed on the certificate(s). Signatures on this election form must be GUARANTEED by an eligible guarantor institution (i.e., bank, brokerage firm, savings and loan, credit union, etc.) that is a member of an approved Medallion Signature Guarantee Program. A guarantee is not necessary if the certificates evidencing common shares of East Penn are submitted by a registered holder of the shares, who has not completed the box entitled "Special Payment Instructions" or "Special Delivery Instructions" on this election form.

     8.Supporting Evidence.If the election form or any share certificates or stock powers are signed by a trustee, executor, administrator, guardian, officer of a corporation, attorney-in-fact or any other person acting in a representative or fiduciary capacity, the person signing must give the person's full title in such capacity and appropriate evidence of authority to act in such capacity.

     9.Checks and/or New Certificates in Same Name.Endorsements of certificate(s), separate stock powers or signature guarantees are not required if checks for cash and/or any new stock certificates evidencing shares of Harleysville common stock are payable to the order of, or registered in, the same name that appears on the certificate(s) evidencing common shares of East Penn.

     10.Checks and/or New Certificates in Different Name.Endorsements of certificate(s), separate stock powers or signature guarantees are required if checks for cash and/or any new stock certificates evidencing shares of Harleysville common stock are payable to the order of, or registered in, a name other than the name that appears on the certificate(s) submitted.

     11.Book-Entry Transfers.If your shares are uncertificated because they are held in book-entry form, you still need to complete a form of election and submit it to the exchange agent so that it is received prior to 5:00 p.m., Prevailing Time on November 2, 2007, and you must transfer your shares by book-entry into the account established by the exchange agent with its book-entry transfer facility when you submit the form of election, but you do not need to submit any share certificates or other documentation relating to your uncertificated shares. If your shares are held by a broker in "street name" and are uncertificated, you should follow any instructions provided by your broker on how your account will be handled.

     12.Guaranteed Delivery. If you wish to make an election with respect to your East Penn common shares and you cannot deliver your East Penn share certificates, the form of election or any other required documents prior to the election deadline, then you may still make a valid election if (1) your shares are held through an eligible institution, (2) before the election deadline, the exchange agent receives from the eligible institution a properly completed and duly executed notice of guaranteed delivery, substantially in the form enclosed with this form of election, by facsimile transmission, mail or hand delivery, containing (a) the name and address of the holder and the number of shares with respect to which the election is made, (b) a statement that the election is being made thereby, and (c) a guarantee that within three NASDAQ trading days after the election deadline, the certificates representing the East Penn common shares in proper form for transfer or book-entry transfer of such shares, and any other documents required by the form of election will be deposited by the eligible institution with the exchange agent, and (3) the exchange agent receives the properly completed and executed form of election, as well as certificates representing all of your East Penn common shares in proper form for transfer, and all other documents required by the form of election, within three NASDAQ trading days after the election deadline.

     13.Lost Certificates.If any of your certificates representing common shares of East Penn have been lost, stolen or destroyed, please notify the exchange agent in writing and await instructions on how to proceed.

     14.Miscellaneous. Cash payments (without interest) and certificates evidencing Harleysville common stock issuable to East Penn shareholders will be mailed to East Penn shareholders as promptly as practicable after the effective time of the merger.

     15.Transfer Taxes. If you complete the "Special Payment Instructions" box, you may be required to pay the exchange agent transfer taxes or otherwise establish that the tax has been paid or is not applicable.

     16.Information Agent.Morrow & Co., Inc. has been contracted by Harleysville to assist East Penn shareholders in answering questions relating to the exchange of shares and completing the Form of Election. Please contact Morrow & Co. directly at their toll-free number: 800-449-0910.

     17.Exchange Agent. American Stock Transfer & Trust Company, Harleysville’s registrar and transfer agent has been contracted to act as exchange agent in this merger transaction.

     All issues with respect to this election form and the election (including issues of timeliness, effectiveness, revocation, etc.) will be determined by Harleysville or the exchange agent, acting on instructions from Harleysville, which determination shall be conclusive and binding. In the event of an over-subscription, the exchange agent shall make the proration described in the proxy statement/prospectus, and any such proration shall be conclusive and binding on the holders of common shares of East Penn. The exchange agent may make such equitable changes in the procedures for implementation of elections provided for as shall be necessary or desirable to fully effect such elections.

     COMPLETING AND RETURNING THIS FORM OF ELECTION AND LETTER OF TRANSMITTAL DOES NOT HAVE THE EFFECT OF CASTING A VOTE WITH RESPECT TO ADOPTION OF THE MERGER AGREEMENT OR THE MERGER AT THE SPECIAL MEETING OF THE SHAREHOLDERS OF EAST PENN. YOU MUST VOTE SEPARATELY BY PROXY.

IMPORTANT TAX INFORMATION

     Certain shareholders (including, among others, corporations and certain foreign individuals) are not subject to backup withholding but those shareholders should nevertheless file Substitute Form W-9 to avoid possible erroneous backup withholding. In order for a foreign individual to qualify as an exempt recipient, that shareholder must submit a Form W-8 or successor form, signed under penalties of perjury, attesting to that individual's exempt status. A Form W-8 can be obtained from the exchange agent. (See the enclosed Guidelines for Certificate of Taxpayer Identification Number on Substitute Form W-9 for additional instructions.)

     Backup withholding is not an additional tax. Rather the tax liability of a person subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained from the Internal Revenue Service.

PAYER'S NAME: HARLEYSVILLE NATIONAL CORPORATION

SUBSTITUTE	Part 1 - PLEASE PROVIDE YOUR NAME, ADDRESS AND TIN IN THE BOX AT RIGHT AND CERTIFY BY SIGNING AND DATING BELOW	Name (Please Print)

Form W-9	Address

Department of the
Treasury	Social security number
Internal Revenue	(If awaiting TIN write "Applied For")
Service
OR
Payer's Request for Taxpayer Identification Number ("TIN")	Employer identification number
Part 2 - Certificate - Under penalties of perjury, I certify that: (1) The number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued for me), and (2) I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (the "IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and (3) I am a U.S. person (including a U.S. resident alien). ☐
CERTIFICATE INSTRUCTIONS - You must cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because of underreporting interest or dividends on your tax returns. However, if after being notified by the IRS that you are subject to backup withholding, you receive another notification from the IRS that you are no longer subject to backup withholding, do not cross out such item (2). (Also see instructions in the enclosed Guidelines).
Part 3 -
SIGNATURE	DATE	Awaiting TIN ☐

NOTE: FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN A PENALTY IMPOSED BY THE INTERNAL REVENUE SERVICE AND IN BACKUP WITHHOLDING OF 31% OF ANY CASH PAYMENTS MADE TO YOU PURSUANT TO THE OFFER. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAX PAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS.